SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release

February 2, 2006 at 8.00 GMT	Kanavaranta 1 00160 Helsinki P.O. Box 309 FI-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board has in its meeting decided that the Annual General Meeting shall be held in Helsinki on Tuesday 21 March 2006. The Board’s proposals are the following:

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company

Adoption of the income statement and balance sheet of the parent company and the consolidated income statement and balance sheet

Disposal of the year’s profit and distribution of dividend

The Board of Directors has decided to propose to the AGM that the Company distributes a dividend of EUR 0.45 per share for the year 2005.

Payment of dividend

The dividend shall be paid to shareholders that on the dividend record date are registered in the register of shareholders maintained by the Finnish Central Securities Depository or in the separate register of shareholders maintained by VPC for VPC-registered shares. Dividends payable for VPC-registered shares shall be forwarded by VPC and paid in Swedish krona. Dividends payable to ADR holders shall be forwarded by Deutsche Bank Trust Company Americas and paid in US dollars.

The Board of Directors has determined that the dividend record date shall be 24 March 2006. The Board of Directors proposes to the AGM that the dividend payment be issued by the Company on 5 April 2006.

Resolution concerning discharge of the members of the Board of Directors and the Managing Director from liability

Number of members of the Board of Directors

The Nomination Committee proposes to the AGM that the Board of Directors shall have ten (10) members.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(4)

Number of Auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that the number of auditors be one (1) until the end of the following AGM.

Remuneration for the members of the Board of Directors

The Nomination Committee proposes to the AGM that the annual remuneration for the members of the Board of Directors be as follows:

Chairman	EUR 135 000
Deputy Chairman	EUR 85 000
Members	EUR 60 000

In addition, annual remuneration shall be paid to members of the Board Committees as follows:

Financial and Audit Committee

Chairman	EUR 20 000
Member	EUR 14 000

Compensation Committee

Chairman	EUR 10 000
Member	EUR 6 000

Remuneration shall be paid only to non-executive board members.

Remuneration for the auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that remuneration for the auditors be paid according to invoicing until the end of the following AGM.

Election of the members of the Board of Directors

The Nomination Committee proposes to the AGM that the present Board members Gunnar Brock, Lee A. Chaden, Claes Dahlbäck, Jukka Härmälä, Birgitta Kantola, Ilkka Niemi, Jan Sjöqvist, Matti Vuoria and Marcus Wallenberg be re-elected to continue in their office and that Dominique Hériard Dubreuil be elected as a new member to serve until the end of the following AGM.

Election of Auditors

Shareholders representing more than 50% of the votes in the Company have confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

Appointment of Nomination Committee

The Nomination Committee proposes that the AGM appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee shall consist of four members:

- the Chairman of the Board of Directors

- the Vice Chairman of the Board of Directors

- two members appointed by the two largest shareholders (one each) according to the register of shareholders on 1 October 2006.

Stora Enso Oyj

Business ID 1039050-8

3(4)

The Chairman of the Board of Directors shall convene the Nomination Committee and before 31 January 2007 the Nomination Committee shall present its proposals for the AGM to be held in 2007. The member of the Board of Directors may not be appointed as Chairman of the Nomination Committee. Annual remuneration of EUR 3 000 shall be paid to a member of the Nomination Committee who is not a member of the Board of Directors.

A proposal by the Board of Directors to reduce the registered share capital of the Company through the cancellation of shares in the Company held by the same

The share capital shall be reduced by EUR 39 845 620 through the cancellation of 38 600 Series A shares held by the Company and 23 400 000 Series R shares held by the Company. The shares proposed to be cancelled have been repurchased by the Company on the basis of its established programme for the repurchase of its own shares.

A proposal by the Board of Directors to authorise the Board of Directors to repurchase shares in the Company

The Board of Directors shall be authorised to use the distributable equity of the Company to repurchase shares in the Company as follows. The number of repurchased Series A shares shall not be more than 17 700 000 and the total number of repurchased Series R shares not more than 60 100 000. Shares in the Company shall not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or the voting power of such shares after the repurchase, exceeding ten (10) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time.

Shares cannot be repurchased by the Company other than in public trading and at the price prevailing at the time of the repurchase in such public trading.

Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled.

The Board of Directors shall be authorised to decide on other terms and conditions relating to the repurchase of its own shares.

The authorisation shall be valid up to and including 20 March 2007.

A proposal by the Board of Directors to authorise the Board of Directors to dispose of shares in the Company held by the same

The Board of Directors shall be authorised to dispose of Series A and Series R shares in the Company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth under section 13 above with respect to the authorisation to repurchase the Company’s own shares.

The Board of Directors shall be authorised to decide to whom and in which manner to dispose of the shares in the Company. The shares could be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and also be sold in public trading.

The Board of Directors shall be authorised to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares could be disposed of for other consideration than cash.

Stora Enso Oyj

Business ID 1039050-8

4(4)

The Board of Directors shall be authorised to decide on all other terms and conditions of the disposal.

The authorisation shall be valid up to and including 20 March 2007.

A proposal by the shareholders Matti Liimatainen and Annina Käppi.

Shareholders Liimatainen and Käppi propose that Stora Enso Oyj no longer procure from the Finnish state enterprise Metsähallitus any wood from forest areas in the Sámi people’s native locality in Inari designated as especially valuable for reindeer herding as reindeer grazing forest areas.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

The AGM will be held on Tuesday 21 March 2006 at 4 p.m. Finnish time at Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland. The Annual General Meeting (AGM) will be conducted in the Finnish language. In the meeting room simultaneous translation will be available into the Swedish, English and, when relevant, Finnish languages.

Right of attendance

Entitled to attend and vote at the AGM are those shareholders that on the record date, 10 March 2006, are registered as shareholders in Stora Enso’s shareholder register. The register is maintained by the Finnish Central Securities Depository. Nominee-registered shares must be temporarily registered in the shareholder register as described below.

Notice must be submitted on or before Thursday 16 March 2006 at 12 a.m. Finnish time.

Appendix

Dominique Hériard Dubreuil, born 1946, French citizen, is Chairman of the Board of Rémy Cointreau. She has extensive experience of leading international business and global brand building. She has also previous experience from board level work. Earlier she has held executive positions at Rémy Martin and Rémy Cointreau as well as in PR consultancy. Currently she is Chairman of Vinexpo Overseas and a member of the Board of Comité Colbert and a member of the Board of Fédération des Exportateurs de Vins et Spiritueux. She has a Bachelor of Arts degree in Law from Paris University Assas and a Master of Arts degree in Public Relations from IRPCS.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://bmt.storaenso.com/storaensolink.jsp?imageid=20060202 Please, copy and paste the link into your web browser.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel